China Water Group, Inc.
Suite 7A01, Baicheng Building
584 Yingbin Road
Dashi, Panyu District
Guangzhou, Guangdong, China

February 25, 2010

Securities and Exchange Commission
Washington D. C. 20549

Re:	China Water Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2008

File No. 0-26175

Ladies and Gentlemen:

In connection with the Amendment to our Form 10-K for the year ended December 31, 2008, we acknowledge receipt of your letter dated January 26, 2010.  We further acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in our filings;
Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

We are preparing our responses to your letter and commit to filing the same no later than Friday, March 5, 2010.

Very truly yours,
China Water Group, Inc.
By:	/s/ Wenge Fang
Wenge Fang
Wenge Fang, CEO